

May 24, 2018

David Eisler
SVP, Chief Legal and Administrative Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 17, 2018**
> **File No. 001-33264**

Dear Mr. Eisler:

We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filing.

Voting; Quorum, page 1

1. We note the parenthetical disclosure on page 2 that indicates that nominees other than broker nominees are able to cast broker non-votes. Please advise us of the support on which the Company relied to conclude that non-broker nominees may remain eligible to submit broker non-votes, or otherwise revise to clarify that only a broker may submit a broker non-vote.

Preliminary Proxy Card

2. We note the following text on the proxy card, which appears to be incomplete: "NOTE: Such other business, if any, as may properly come before the Annual Meeting, or any adjournment, postponement or extension thereof." Please clarify the meaning of this text. If the intention is to reserve the designated proxies' right to use discretionary authority, please make a clear statement to that effect and indicate that such authority is limited by Rule 14a-4(c).

Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3589, if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions